UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3 )*


                                 Conceptus, Inc.
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                                (Name of Issuer)

                          Common Stock, $.003 par value
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                         (Title of Class of Securities)

                                    206016107
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                                 (CUSIP Number)


                                December 31, 1999
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             (Date of Event Which Requires Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                   [ ] Rule 13d-1(b)
                   [ ] Rule 13d-1(c)
                   [X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

ITEM 1(A).    NAME OF ISSUER:  Conceptus, Inc.

ITEM 1(B).    ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
              1021 Howard Boulevard, San Carlos, CA  94070.

ITEM 2(A). NAMES OF PERSONS FILING: Chemicals and Materials Enterprise Associates, Limited Partnership ("CMEA"), New Enterprise Associates V, Limited Partnership ("NEA V") (collectively, the "Funds"); NEA Chemicals and Materials Partners, Limited Partnership ("CMEA Partners"), which is a general partner of CMEA, NEA Partners V, Limited Partnership ("NEA Partners V"), which is the sole general partner of NEA V, and NEA ONSET Partners ("ONSET Partners") (collectively, the "GPLPs"); Cornelius C. Bond, Jr. ("Bond"), Nancy L. Dorman ("Dorman"), C. Richard Kramlich ("Kramlich"), Arthur J. Marks ("Marks"), Thomas C. McConnell ("McConnell") and Charles W. Newhall III ("Newhall") (the "General Partners"). The General Partners are individual general partners of CMEA Partners and ONSET Partners. Dorman, Kramlich, Marks, McConnell and Newhall are individual general partners of NEA Partners V. The persons named in this paragraph are referred to individually herein as a "Reporting Person" and collectively as the "Reporting Persons."

ITEM 2(B). ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE: The address of the principal business office of CMEA Partners, NEA V, NEA Partners V, ONSET Partners, Dorman, Marks and Newhall is New Enterprise Associates, 1119 St. Paul Street, Baltimore, Maryland 21202. The address of the principal business office of Bond, Kramlich and McConnell is New Enterprise Associates, 2490 Sand Hill Road, Menlo Park, California 94025. The address of the principal business office of CMEA is 235 Montgomery Street, Suite 920, San Francisco, CA 94104.

ITEM 4.       OWNERSHIP.

              (a) Amount Beneficially Owned: CMEA is the record owner of 91,112 shares of Common Stock as of December 31, 1999 (the "CMEA Shares"). NEA V is the record owner of 450,980 shares of Common Stock as of December 31, 1999 (the "NEA V Shares"). ONSET Partners is an indirect general partner of ONSET Enterprise Associates, L.P. ("ONSET"), and ONSET is the record owner of 417,647 shares of Common Stock as of December 31, 1999 (the "ONSET Shares"). As a general partner of CMEA, CMEA Partners may be deemed to own beneficially the CMEA Shares. As the sole general partner of NEA V, NEA Partners V may be deemed to own beneficially the NEA V Shares. As an indirect general partner of ONSET, ONSET Partners may be deemed to own beneficially the ONSET Shares. By virtue of their relationship as affiliated limited partnerships, certain of whose general partners share some of the same individual general partners, each of CMEA and NEA V, their general partners, CMEA Partners and NEA Partners V, respectively, and ONSET Partners may be deemed to own beneficially the CMEA Shares, the NEA V Shares and the ONSET Shares, for a total of 959,739 shares (the "Record Shares").

                     As a general partner of CMEA Partners, which is a general partner of CMEA, and ONSET Partners, which is an indirect general partner of ONSET, Bond may be deemed to own beneficially the CMEA Shares and the ONSET Shares, for a total of

                     508,759 shares. As a general partner of CMEA Partners, which is a general partner of CMEA, NEA Partners V, the sole general partner of NEA V, and ONSET Partners, which is an indirect general partner of ONSET, Newhall may be deemed to own beneficially the Record Shares. Dorman is the record owner of 2,402 shares as of December 31, 1999. As a general partner of CMEA Partners, which is a general partner of CMEA, NEA Partners V, the sole general partner of NEA V, and ONSET Partners, which is an indirect general partner of ONSET, Dorman may be deemed to own beneficially the Record Shares and the 2,402 shares, for a total of 962,141 shares. Kramlich is the record owner of 8,107 shares as of December 31, 1999. As a general partner of CMEA Partners, which is a general partner of CMEA, NEA Partners V, the sole general partner of NEA V, and ONSET Partners, which is an indirect general partner of ONSET, Kramlich may be deemed to own beneficially the Record Shares and the 8,107 shares, for a total of 967,846 shares. As a general partner of CMEA Partners, which is a general partner of CMEA, NEA Partners V, the sole general partner of NEA V, and ONSET Partners, which is an indirect general partner of ONSET, Marks may be deemed to own beneficially the Record Shares. McConnell is the record owner of 5,099 shares as of December 31, 1999, and holds options to purchase an additional 14,250 shares, which options are exercisable within 60 days after December 31, 1999, for a total of 19,349 shares. As a general partner of CMEA Partners, which is a general partner of CMEA, NEA Partners V, the sole general partner of NEA V, and ONSET Partners, which is an indirect general partner of ONSET, McConnell may be deemed to own beneficially the Record Shares and the 19,349 shares, for a total of 979,088 shares.

              (b) Percent of Class: CMEA, CMEA Partners, NEA V, NEA Partners V, ONSET Partners, Dorman, Marks and Newhall: 10.0%. Bond:
                     5.3%. Kramlich: 10.1%. McConnell: 10.2%. The foregoing percentages are calculated based on the 9,626,150 shares of Common Stock reported to be outstanding as of September 30, 1999, as adjusted pursuant to Rule 13d-3(d)(1).

              (c)    Number of shares as to which such person has:

                   (i) sole power to vote or to direct the vote: 0 shares for CMEA, CMEA Partners, NEA V, NEA Partners V, ONSET Partners, Bond, Marks and Newhall. 2,402 shares for Dorman. 8,107 shares for Kramlich. 19,349 shares for McConnell.

                  (ii) shared power to vote or to direct the vote: 959,739 shares for each Reporting Person other than Bond. 508,759 shares for Bond.

                 (iii) sole power to dispose or to direct the disposition of: 0 shares for CMEA, CMEA Partners, NEA V, NEA Partners V, ONSET Partners, Bond, Marks and Newhall. 2,402 shares for Dorman. 8,107 shares for Kramlich. 19,349 shares for McConnell.

                  (iv)  shared power to dispose or to direct the disposition of:
                        959,739 shares for each Reporting Person other than Bond. 508,759 shares for Bond.

              Each Reporting Person expressly disclaims beneficial ownership of any shares of Common Stock of Conceptus, Inc., except for the shares, if any, that such Reporting Person owns of record.

ITEM 5.       OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.
              Not applicable.


ALL OTHER ITEMS REPORTED ON THE SCHEDULE 13G DATED AS OF FEBRUARY 16, 1999 AND FILED ON BEHALF OF THE REPORTING PERSONS WITH RESPECT TO THE COMMON STOCK OF CONCEPTUS, INC. REMAIN UNCHANGED.

                                    SIGNATURE
                                    ---------


      After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:         January 25, 2000


CHEMICALS AND MATERIALS ENTERPRISE ASSOCIATES, LIMITED PARTNERSHIP

By:     NEA Chemicals and Materials Partners, Limited Partnership

         By:        *
            ---------------------------
             Charles W. Newhall III
             General Partner

NEA CHEMICALS AND MATERIALS PARTNERS, LIMITED PARTNERSHIP

By:         *
    ---------------------------
     Charles W. Newhall III
     General Partner

NEW ENTERPRISE ASSOCIATES V, LIMITED PARTNERSHIP

By:     NEA Partners V, Limited Partnership

         By:        *
            ---------------------------
             Charles W. Newhall III
             General Partner

NEA PARTNERS V, LIMITED PARTNERSHIP

By:         *
   ----------------------------
     Charles W. Newhall III
     General Partner

NEA ONSET PARTNERS, LIMITED PARTNERSHIP

By:         *
   ----------------------------
     Charles W. Newhall III
     General Partner


      *
-------------------------------
Thomas R. Baruch

      *
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Cornelius C. Bond, Jr.


      *
-------------------------------
C. Richard Kramlich


      *
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Arthur J. Marks


      *
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Thomas C. McConnell


      *
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Donald L. Murfin


      *
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Charles W. Newhall III



                                          By: /s/ Nancy L. Dorman
                                              ----------------------------------
                                              Nancy L. Dorman, in her individual
                                              capacity and as Attorney-in-Fact

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*This Schedule 13G was executed by Nancy L. Dorman pursuant to a Power of
  Attorney filed with the Securities and Exchange Commission on February 13, 1992 in connection with a Schedule 13G for Advanced Interventional Systems Inc., which Power of Attorney is incorporated herein by reference and is attached hereto as Exhibit 1.